Exhibit 4.2

RESOLUTIONS OF
THE BOARD OF DIRECTORS OF
DEERFIELD TRIARC CAPITAL CORP.

Increase of the 4.1% Stock Ownership Limit; Decrease of the 32.46% Excepted Holder Limit for Ross Financial Corporation

WHEREAS, Article VI of the Articles of Amendment and Restatement (the “Charter”) of Deerfield Triarc Capital Corp. (the “Company”) prohibits the Beneficial Ownership and Constructive Ownership (as defined in Article VI of the Charter) of more than 4.1% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of capital stock of the Company (the “Capital Stock”) by any person other than an Excepted Holder (as defined in Article VI of the Charter) (the “Stock Ownership Limit”);

WHEREAS, Article VI of the Charter established an Excepted Holder Limit (as defined in the Charter) of 32.46% in value or in number of shares, whichever is more restrictive, of the outstanding shares of common stock of the Company (the “Common Stock”) for Ross Financial Corporation (“Ross”) and an Excepted Holder Limit of 5.05% in value or in number of shares, whichever is more restrictive, of the outstanding shares Common Stock for W.A. Dart Foundation (“Dart”);

WHEREAS, the Board of Directors may, pursuant to Section 6.2.8 of Article VI of the Charter, increase the Stock Ownership Limit and decrease the Excepted Holder Limits for Ross and Dart from time to time upon any reduction in Ross’s or Dart’s ownership of the Common Stock until the Stock Ownership Limit is 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of Capital Stock;

WHEREAS, the Company granted an exemption from the Stock Ownership Limit to Deutsche Bank AG and its direct and indirect affiliates (the “DB Group”) with respect to its ownership of Common Stock in excess of the Stock Ownership Limit and established an Excepted Holder Limit of 6.25% with respect to the Common Stock for the DB Group;

WHEREAS, the Company has 51,255,854 shares of Common Stock outstanding (excluding unvested restricted stock and stock options) and no other outstanding shares of Capital Stock;

WHEREAS, the Board of Directors has receive a representation letter from Ross stating that Ross and its direct and indirect subsidiaries Beneficially Own and Constructively Own (as defined in the Charter) 8,655,000 shares of the Common Stock;

WHEREAS, the Board of Directors has been advised that decreasing the Excepted Holder Limit for Ross to 18.50% in value or in number of shares, whichever is more restrictive, of the outstanding shares of Common Stock and increasing the Stock Ownership Limit to 7.70% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of Capital Stock (which Stock Ownership Limit would apply to Dart and the DB Group), will not prevent the Company from qualifying as a REIT;

WHEREAS, the Board of Directors understands that Hunton & Williams LLP will deliver an opinion to the effect that decreasing the Excepted Holder Limit for Ross and increasing the Stock Ownership Limit, in the amounts described above, will not prevent the Company from qualifying as a REIT; and

RESOLVED, that the Company hereby (i) reduces the Excepted Holder Limit for Ross to 18.50% in value or in number of shares, whichever is more restrictive, of the outstanding shares of Common Stock and (ii) increases the Stock Ownership Limit to 7.70% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of Capital Stock (which Stock Ownership Limit will apply to Dart and the DB Group); and further

RESOLVED, that the officers of the Company are authorized and directed to notify Ross of the reduction of its Excepted Holder Limit.